Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Client Talking Points: Aon Hewitt

•	I’m calling today to share some important news with you.

•

Earlier today, Hewitt announced our plans to join forces with Aon Consulting to form Aon Hewitt, the premier human capital consulting and outsourcing organization worldwide. Following the closing of the transaction, Aon Hewitt will be a subsidiary of Aon Corporation. Russ Fradin, Hewitt’s Chairman and CEO, will lead this segment. He will report to Greg Case, President and CEO of Aon Corporation.

•	This announcement marks an important next step in our company’s 70-year history.

•

The combined organization will be a truly global enterprise and offer an even broader set of global consulting and outsourcing services to clients looking to address an increasingly complex set of challenges.

•	Both organizations share an unrelenting focus on clients, and our commitment to serving you and your employees extremely well will not change.

•	Let me provide a little more background on Aon Corporation.

•	Aon is the leading global provider of risk management, insurance and reinsurance brokerage, and has a growing presence in human capital consulting and outsourcing.

•	Their 36,000 associates generate $7.7B in revenue working from 500 offices in 120 countries. Combined, we will be a $10.7B business with 59,000 associates.

•	Under the direction of Greg Case, the company has been reshaping its business over the past five years to focus on two global business lines: Risk and Human Capital.

•

They restructured their portfolio—divesting their insurance underwriting businesses, implementing a “lean” initiative to simplify their cost structure and completing a number of strategic acquisitions. In the human capital business, Aon is driving growth through several key initiatives: strengthening its health and welfare business, building its investment consulting capabilities, increasing its presence in emerging economies, and rolling out new tools and messages to better promote its full portfolio of solutions.

•	We will continue to invest in our businesses and will leverage the combined resources of the new organization to develop new solutions and bring you even more innovative thinking and delivery.

•	We are more committed than ever to maintaining our market-leading position by offering the best talent and the best solutions in the industry.

•

Until November, when we expect the transaction to close, we will continue to operate as two separate companies, so it will be business as usual in every respect. <For Outsourcing Clients: We have no plans for platform conversions.>

•

First and foremost, <I will continue to be your consultant and/or your client team will stay the same>.Our teams remain fully dedicated to delivering on all of our commitments. Serving you is our top priority.

•	We’ll keep you informed of any major developments during this period of transition.

•	We’re excited about this next phase in our company’s history, and very much look forward to continuing to serve you in the years to come.

************************************************************************************************************

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Hewitt Associates	2

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

Hewitt Associates	3